

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 17, 2009

via U.S. mail and facsimile

James W. Griffith, President and Chief Executive Officer
The Timken Company
1835 Dueber Ave., SW,
Canton, OH 44706-2798

RE: The Timken Company
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 28, 2008
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Filed November 7, 2008
File No. 1-01169

Dear Mr. Griffith:

We have reviewed your response letter dated December 22, 2008 and have the following additional comment.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1. We note your response to prior comment 8, including the proposed future disclosure. We urge you to provide a thorough analysis of the impact of recent economic events and your considerations and potential actions in sufficient detail to enable investors to view these circumstances through the eyes of management. For example:

   - The proposed future disclosure appears to be limited to a decline in the light-vehicle market sector, the underlying reasons for this decline are not discussed, and it is not clear whether you expect any impact to your other markets.
   - Disclosure of the orders in the light-vehicle market sector from one annual period to the next does not appear sufficient to provide an understanding of how recent economic events have unfolded. Please analyze the underlying

reasons for the multiple effects impacting your business and provide a more specific understanding of how these trends have developed over recent months, as well as annual periods.

- The statement, "The Company expects to see declining revenues for the next XX months due to lower market demand," does not provide any information regarding management's consideration of the potential scope or extent of impact from these events.
- Your discussion of the move to a four-day work week provides little detail. For example, it does not discuss which plants or products are affected, does not quantify the expected decrease of variable costs, or discuss any risks or drawbacks to the plan.

These points are illustrative in nature and are not intended to be comprehensive. Please ensure your future filings include a robust discussion of recent economic events, the current and expected future impact on your operations, and management's response for managing these events.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief